

April 23, 2013

<u>Via E-mail</u>
Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tryon Street
Charlotte, North Carolina 28255

> **Re:** **Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 8-K filed April 17, 2013**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Continued mortgage foreclosure delays . . . , page 6</u>

1.   Please revise future filings to further describe the increase in the time required to complete a foreclosure in judicial states. For example, we note the examples provided in your response to comment 2 in your letter dated May 25, 2012. Please also revise to quantify the mortgage-related assessments and waiver costs disclosed in the fifth paragraph of this risk factor. We note your disclosure on page 63 that you recorded

$867 million of mortgage-related assessments, waivers and similar costs. Including this type of information in this discussion will assist investors in understanding the risk.

Failure to satisfy our obligations as servicer . . . , page 7

2.   Please revise future filings to clarify the portion of residential mortgage loans that you originated or acquired that were securitized, the portion of these securitized loans that you service, and the substantial portion of your residential mortgage loans that you originate for which you use the MERS system.

3.   Additionally, describe the nature of the new and more stringent requirements related to the default activities imposed by the GSEs.

Our businesses may be affected by uncertainty . . . , page 11

4.   Please revise future filings to prominently state in the risk factor discussion that a voluntary restructuring may not be considered a credit event that would trigger a payment under a CDS contract.

Capital Composition and Ratios, page 71

5.   We note your disclosure of risk-weighted assets as of December 31, 2012 and 2011 and the summary narrative description of the types of financial instruments driving the decrease in risk-weighted assets. However, it is not entirely clear if the decrease being driven by those positions is due to decreases in book size, book quality, model or methodology updates, etc. Therefore, in future filings, please consider providing a rollforward of risk-weighted assets showing the key drivers of the movements in the risk-weighted assets balance, by type of risk-weighted asset type, if possible.

Risk Mitigation, page 104

6.   We note your disclosure on page 105 that the contract/notional amounts of credit derivatives decreased due to portfolio optimization and increased utilization of clearinghouses in relation to certain regulatory initiatives and refinement of risk mitigation activities. Additionally, we note from your tables in Note 3 that the notional value of credit default swaps purchased and written decreased by 20% and 19%, respectively, during 2012, but the fair value of gross derivative assets and gross derivative liabilities decreased by 63% and 64%, respectively. Please address the following:

- Tell us and revise your future filings to expand and separately quantify the underlying reasons for the overall decline in the contract/notional amount of credit derivatives. Specifically, explain why the increased use of clearinghouses drove a reduction in the notional amounts of credit derivatives and clarify the changes made due to the refinement of risk mitigation activities.

- Tell us the factors driving the substantial reduction in the gross fair value of these derivative assets and liabilities, relative to the notional value.

Item 8. Financial Statements and Supplementary Data, page 153

Consolidated Statement of Cash Flows, page 161

7.   We note your line items "proceeds from sales of loans and leases" and "other changes in loans and leases, net" in investing activities. Please tell us whether these line items include the activity in your loans held for sale and trading loans accounts. If so, tell us the amount of activity for the last three years included in these line items for loans held for sale and trading loans and how you considered the guidance in ASC 230-10-45-21.

Notes to Consolidated Financial Statements, page 162

Note 8 Representations and Warranties Obligations and Corporate Guarantees, page 211

8.   We note your disclosure on page 216 that you are not performing loan-level reviews for 46% of your unresolved mortgage insurance (MI) rescission notices because these notices are implicated by ongoing litigation. You later state in the disclosure that 40% of the remaining open MI rescission notices are also the subject of ongoing litigation, but you are processing them in a manner generally consistent with those notices not affected by litigation. Please explain why you would process some MI rescission notices subject to ongoing litigation and not others. As part of your response, tell us whether you are updating your accrual for the MI rescissions you are not currently reviewing due to ongoing litigation based on your findings of any valid claims for the rescissions for the other MI rescissions you are reviewing. If not, tell us why.

Form 8-K filed on April 17, 2013

Exhibit 99.1 – The Press Release

Consumer and Business Banking (CBB), page 5

9.   We note your disclosure here and on page 22 of the earnings presentation that effective January 1, 2013 you revised your methodology for allocating capital to the business segments. You state that changes included the update of the terminology to allocated capital from economic capital and the consideration of the effect of regulatory capital requirements in addition to your internal risk-based economic capital models. Please tell us in more detail how the effects of regulatory capital requirements are modeled in your

new allocated capital methodology. Also, discuss how these changes impacted the allocated capital for each segment. For example, we note on page 20 of the press release that the amount of capital allocated to Global Markets and Consumer Real Estate Services increased 111% and 92% respectively, between December 31, 2012 and March 31, 2013, but the amount of capital allocated to Consumer & Business Banking and GWIM only increased 18% and 23%, respectively based on the change in methodology.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Stephanie Ciboroski at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. You may contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski for

Suzanne Hayes
Assistant Director